Julie M. Robinson

T: +1 858 550 6092

robinsonjm@cooley.com

December 9, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Bellicum Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed November 18, 2014
File No. 333-200328

Ladies and Gentlemen:

Enclosed on behalf of our client, Bellicum Pharmaceuticals, Inc. (the “Company”), is a first amendment to registration statement on Form S-1 (“Amended Registration Statement”). The Amended Registration Statement updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2014. The copy of the Amended Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement submitted on November 18, 2014.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 2, 2014 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Amended Registration Statement.

Staff Comments and Company Responses

Capitalization, page 48

1.	Please tell us how you intend to reflect, in the pro forma column, the October 3, 2014 amended agreement with ARIAD that resulted in a $35 million liability.

RESPONSE: The Company has revised the disclosure on pages 11 and 49-51 to reflect the amended agreement with ARIAD.

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

December 9, 2014

Page Two

Notes to Unaudited Financial Statements

Note 3- Series C Preferred Stocks, page F-11

2.	Please disclose the nature of the deemed liquidation events that are outside of the registrant’s control for Series C. This comment also applies to Series A and B in Note 5.

RESPONSE: The Company has revised the disclosure on pages F-12, F-13, and F-28 to specify the events that would be “deemed liquidation events,” including those that are outside the control of the Company.

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Please contact me at (858) 550-6092 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

Sincerely,

COOLEY LLP

Julie M. Robinson

cc:	Thomas J. Farrell, Bellicum Pharmaceuticals, Inc.
Eric Blanchard, Covington & Burling LLP

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com